UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Third Quarter 2019 Results of International Game Technology PLC

On November 14, 2019, International Game Technology PLC (the “Company”) reported results for the third quarter ended September 30, 2019.

On November 14, 2019, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on December 13, 2019 to holders of record as of the close of business on November 29, 2019.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Other Matters

On November 12, 2019, the Company’s directors approved a renewal of the observer agreement, previously filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on May 30, 2018 (the “Observer Agreement”) between De Agostini S.p.A. (De Agostini”) and the Company permitting De Agostini to appoint an observer to attend meetings of the Company’s directors. The Observer Agreement was renewed for a two-year term and Paolo Ceretti, a former director of the Company, acknowledged and agreed to his renewed appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement.

The renewed Observer Agreement expires following the meeting of the Company’s directors at which the financial results for the third quarter of 2021 are reviewed.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2019 Results,” dated November 14, 2019

99.2	Presentation “2019 Third Quarter Results ended September 30, 2019,” dated November 14, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2019 Results,” dated November 14, 2019

99.2	Presentation “2019 Third Quarter Results ended September 30, 2019,” dated November 14, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary